Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
For Period Ended March 31, 2011 and 2010
(in thousands, except ratio computation)

	Three months ended
	March 31,
	2011	2010
Pretax loss from continuing operations before adjustment for noncontrolling interest (a)	$(300)	$(1,588)

Add back:
Fixed Charges	8,941	9,122
Distributed income of equity investees	1,079	734

Deduct:
Equity in earnings loss of equity investees	(961)	867
Capitalized interest	(102)	(434)
Earnings as Defined	$8,657	$8,701

Fixed Charges
Interest expense including amortization of deferred financing fees	$8,759	$8,614
Capitalized interest	102	434
Interest portion of rent expense	80	74
Fixed Charges	$8,941	$9,122

Ratio of Earnings to Fixed Charges	(a)	(a)

(a)
Due to the pretax loss from continuing operations for the three months ended March 31, 2011 and 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $240,000 and $380,000 to achieve a coverage of 1:1 for the three months ended March 31, 2011 and 2010, respectively.

The pretax loss from continuing operations before adjustment for noncontrolling interest for the three months ended March 31, 2010 includes impairment charges of equity investments in unconsolidated  joint ventures of $2.7 million as discussed in Note 5 to the condensed consolidated financial statements in the Form 10-Q for the period ended March 31, 2011.